# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Inspirato Incorporated, CIK 0001820566
CUSIP: 45791E107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 09/18/2025
Amends the filing with accession number 0001415889-25-020768
Filed by CIK 0001907575
Persons authorized to receive notices and communications: Brent Handler, 5 Covington Drive, Englewood, Colorado (CO), 80113, 2063894533; Brad Handler, 3621 21st Street, Boulder, Colorado (CO), 80304, 2063894533

## Reporting persons
- Brent Handler (CIK 0001907575): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 22,218; shared voting power 506,689; sole dispositive power 22,218; shared dispositive power 506,689; aggregate amount beneficially owned 528,907 (4.2% of the class)
  Comment: (1) The amount reported in rows 7 and 9 consists of 22,218 shares of Class A common stock held of record by Brent Handler.
  (2) The amount reported in rows 8 and 10 consists of (i) 487,830 shares of Class A common stock held of record by Brent L. Handler Revocable Trust for which Brent Handler serves as a trustee and (ii) 18,859 shares of Class A common stock held of record by the Brent L. Handler Descendant's Trust for which Brent Handler serves as a trustee.
  (3) The reported percentage is based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 11 by (b) 12,469,941 shares of Class A common stock outstanding as of August 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 13, 2025.
- Bradley A. Handler (CIK 0001907661): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 481,235; sole dispositive power 0; shared dispositive power 481,235; aggregate amount beneficially owned 481,235 (3.8% of the class)
  Comment: (1) The amount reported in rows 8 and 10 consists of (i) 481,235 shares of Class A common stock held of record by Handler Revocable Trust for which Bradley Handler serves as a trustee and (ii) 334,497 shares of Class A common stock held of record by the HFIN 2020 Trust for which Bradley Handler is the beneficiary.
  (2) The reported percentage is based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 11 by (b) 12,469,941 shares of Class A common stock outstanding as of August 11, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Inspirato Incorporated
Address of issuer's principal executive offices: 1544 Wazee Street, Denver, Colorado (CO), 80202
Comment: This Amendment No. 3 (the "Amendment"), which supplements and amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 31, 2025, as amended on September 3, 2025 and September 5, 2025 (as amended, the "Original Schedule 13D") filed on behalf of Brent Handler and Bradley Handler, collectively referred to herein as the "Reporting Persons", relating to the Class A Common Stock, par value $0.0001 per share ("Shares"), of lnspirato Incorporated, a Delaware corporation (the "Issuer" or "lnspirato"). The Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used but not defined in this Amendment shall have the same meanings herein as are ascribed to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

(a) and (b)

On September 18, 2025, the Reporting Persons received a copy of an updated non-binding written proposal (the "Revised Exclusive Proposal") from Exclusive Investments, LLC ("Exclusive") to acquire Inspirato for an all-cash purchase price of $3.50 per share, an increase from Exclusive's prior offer. A copy of the Revised Exclusive Proposal is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

On September 18, 2025 the Reporting Persons issued a letter to the Inspirato Board stating that they were supportive of a transaction on the terms included in the Revised Exclusive Proposal and their belief that the Inspirato Board should take the Revised Exclusive Proposal seriously as being in the best interests of all stockholders of the Issuer. A copy of the Reporting Persons letter to the Issuer is attached hereto as Exhibit 99.2, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number of shares of Class A common stock to which this Schedule 13D relates is 1,010,142, representing 8.1% of the outstanding shares of Class A common stock, outstanding as of August 11, 2025, based on 12,469,941 shares of Class A common stock, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, filed with the Securities and Exchange Commission on August 13, 2025.

The aggregate number of shares of Class A common stock beneficially owned by Brent Handler is 528,907 which includes (i) 22,218 shares of Class A common stock directly beneficially owned by Brent Handler; (ii) 487,830 shares of Class A common stock indirectly beneficially owned by Brent Handler by virtue of his position as a trustee of the Brent L. Handler Revocable Trust; and (iii) 18,859 shares of Class A common stock indirectly beneficially owned by the Reporting Person by virtue of his position as a trustee of the SLH Descendant's Trust.

The aggregate number of shares of Class A common stock beneficially owned by Bradley Handler is 481,235 which includes (i) 146,738 shares of Class A common stock indirectly beneficially owned by Bradley Handler by virtue of his position as a trustee of the Handler Revocable Trust; and (ii) 334,497 shares of Class A common stock indirectly beneficially owned by Bradley Handler by virtue of his position as the beneficiary of the HFIN 2020 Trust.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Information concerning transactions in the shares of Common Stock effected in the 60 days prior to this filing by the Reporting Persons is set forth in Annex I of this Amendment.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Offer Letter

Letter to Inspirato from Reporting Persons

## Signatures
- Brent Handler: /s/ Brent Handler, Brent Handler (09/18/2025)
- Bradley A. Handler: /s/ Bradley A. Handler, Bradley A. Handler (09/18/2025)